Exhibit 23.5

                          CONSENT OF PIPER JAFFRAY INC.


We hereby consent to inclusion of our opinion as Appendix D to the Proxy Statement/Prospectus of AVECOR Cardiovascular Inc. and Registration on Form S-4 of Medtronic, Inc., and further consent to reference therein to such opinion under the headings "The Merger--Opinion of AVECOR's Financial Advisor" and "Summary" and in the AVECOR letter to shareholders regarding the proposed Merger. In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 and the rules and regulations thereunder.


/s/ Piper Jaffray Inc.

PIPER JAFFRAY INC.

Minneapolis, Minnesota
August 26, 1998